Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are forms of communications to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. who register for conference calls.

Conference Call Confirmatory E-mail

You’ve just made a booking for Empire State Building Associates L.L.C. conference call.

To access the call, please use the following dial-in information:

Toll free number: Domestic 877-407-9208; International 201-493-6784

Passcode: When you are connected on the toll-free number, you will be asked to enter this passcode.

NEW YORK

Personal details:

Name:

E-Mail:

Phone:

Notes: test

Booking details:

Event:

Date & Time:

The call, which will include brief comments by Peter and Anthony Malkin followed by a Q&A, should not last more than 120 minutes.

There are nearly 4,000 investors who may participate in conference calls, and we desire to make each conference call as productive and efficient as possible. To make the best use of the time of all attendees and to maximize clear reception without noise interference, all calls are “listen only” and all attendees will be on mute.

We urge investors to ask their questions about our proposed consolidation and IPO as a REIT. This call represents an opportunity to have these questions answered. Please email any question you have to inquiries@malkinholdings.com no less than 48 hours before the start of the conference call. If you submitted a question when you registered for the call, you do not need to resend it. If you ask a question less than 48 hours before the call, it will be answered, but it may not be answered on the call.

Questions which are repeated most often and apply to a substantial number of investors will be answered on the conference call. All other questions will be answered with a separate communication directly to the asker. Therefore, when you submit your question, please also submit a phone number or email at which you can be reached.

We hope that you have had the opportunity to view the DVD which was sent to you with your documents and consent form(s). While waiting for this call, we encourage you to visit our website at www.empirestaterealtytrust.com. On this website you will find the most commonly asked questions to date, and their answers. You will also find instructions on how to fill out your consent form(s). The website hosts videos in which Peter and Anthony Malkin discuss the reasons for, and benefits and background of, our proposal. Additionally hosted there are all the letters we have sent you with key information central to your decision-making. There are other features of the website, including another opportunity to ask questions.

Your reservation will be confirmed before you enter the call. This process takes time, so please dial in at least ten minutes prior to the start time. If you have any question, need to reschedule, or desire a one-on-one conversation with a representative, please contact MacKenzie Partners at 1-888-410-7850.

We look forward to speaking with you.

We urge you to review the Registration Statement on Form S-4, the proxy/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/ consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

Post-Conference Call Acknowledgement

Thank you for your attendance at the recent Malkin conference call regarding the proposed consolidation, IPO, and formation of Empire State Realty Trust.

We hope you found the call to be informative.

If you submitted a question which was not answered, you will shortly be receiving a direct phone call. If you have any other question, please do not hesitate to contact us

•	e-mail: inquires@malkinholdings.com

•	website; www.empirestaterealtytrust.com

•	phone; 1-88-410-7850

Please also visit the website for:

•	videos in which Peter and Anthony Malkin discuss the transaction,

•	instructions (both on video and in writing) on how to fill out your consent,

•	an opportunity to submit further question or comment,

•	copies of all our letters to date, and

•	the prospectus/ consent solicitation and related materials.

You can also view the videos on the dvd which was sent to you with your package of solicitation/disclosure materials.

Thank you very much for promptly reviewing the materials and completing and mailing in your consent forms. We are absolutely convinced that this is your best opportunity to enhance your distributions and the value of your investment.

We urge you to review the Registration Statement on Form S-4, the proxy/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/ consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.